SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Payoneer Global, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

70451X104

(CUSIP Number)

June 25, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of that Act (however, see the Notes).

CUSIP No. 70451X104

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,242,083
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,242,083

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,242,083
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.98%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

[1]	Based on 338,344,659 shares of the Issuer’s common stock outstanding as of June 25, 2021, as disclosed in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on July 1, 2021.

CUSIP No. 70451X104

1	NAMES OF REPORTING PERSONS Fullerton Fund Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,242,083
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,242,083

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,242,083
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.98%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

[2]	Based on 338,344,659 shares of the Issuer’s common stock outstanding as of June 25, 2021, as disclosed in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on July 1, 2021.

CUSIP No. 70451X104

1	NAMES OF REPORTING PERSONS Birchtree Fund Investments Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,242,083
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,242,083

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,242,083
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.98%[3]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[3]	Based on 338,344,659 shares of the Issuer’s common stock outstanding as of June 25, 2021, as disclosed in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on July 1, 2021.

CUSIP No. 70451X104

Item 1.

(a)	Name of Issuer:

Payoneer Global, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

2929 Arch Street, Suite 1703

Philadelphia, Pennsylvania 19104

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Temasek Holdings (Private) Limited (“Temasek”);

(ii)	Fullerton Fund Investments Pte Ltd (“FFI”); and

(iii)	Birchtree Fund Investments Private Limited (“BFI”).

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business offices of each of the Reporting Persons is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

(c)	Citizenship:

The citizenship of each of the Reporting Persons is the Republic of Singapore.

(d)	Title of Class of Securities:

Common stock, par value $0.01 per share

(e)	CUSIP Number:

70451X104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date hereof, (i) 16,881,340 shares of the Issuer’s common stock are held directly by NYCA PYNR SPV, LP (“NYCA LP”) and (ii) 3,360,743 shares of the Issuer’s common stock are held directly by BFI.

BFI is the sole limited partner of NYCA LP and, pursuant to the terms of the limited partnership agreement of NYCA LP, is entitled to a distribution of the shares of the Issuer’s common stock held directly by NYCA LP within 30 days of the consummation of the reorganization transactions on June 25, 2021, as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 1, 2021. BFI is a direct wholly-owned subsidiary of FFI, which in turn is a direct wholly-owned subsidiary of Temasek. Each of BFI, FFI and Temasek, through the ownership described herein, may be deemed to beneficially own the shares of the Issuer’s common stock held directly by NYCA LP and by BFI.

(b)	Percent of class: See Row 11 of the cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

The response to Item 4(a) is incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2021

TEMASEK HOLDINGS (PRIVATE) LIMITED	By:	/s/ Jason Norman Lee
	Name:	Jason Norman Lee
	Title:	Authorised Signatory

FULLERTON FUND INVESTMENTS PTE LTD	By:	/s/ Gregory Tan
	Name:	Gregory Tan
	Title:	Director

BIRCHTREE FUND INVESTMENTS PRIVATE LIMITED	By:	/s/ Jenny Sim Sock Ching
	Name:	Jenny Sim Sock Ching
	Title:	Director

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G dated July 6, 2021 relating to the common stock, par value $0.01 per share, of Payoneer Global, Inc. shall be filed on behalf of the undersigned.

TEMASEK HOLDINGS (PRIVATE) LIMITED	By:	/s/ Jason Norman Lee
	Name:	Jason Norman Lee
	Title:	Authorised Signatory

FULLERTON FUND INVESTMENTS PTE LTD	By:	/s/ Gregory Tan
	Name:	Gregory Tan
	Title:	Director

BIRCHTREE FUND INVESTMENTS PRIVATE LIMITED	By:	/s/ Jenny Sim Sock Ching
	Name:	Jenny Sim Sock Ching
	Title:	Director